Via EDGAR and Federal Express

April 11, 2012

Ms. Linda Cvrkel
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 3030
Washington, D.C. 20549

Re:	Writers’ Group Film Corp. Amendment No. 1 to Form 10-K for the Year Ended March 31, 2011 Filed February 14, 2012 File No. 333-147959

Dear Ms. Cvrkel:

On behalf of Writers’ Group Film Corp. (the “Company,” “we,” “us,” or “our”), this letter is being transmitted in response to comments (the “Comments”) received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), by letter dated March 2, 2012, with respect to the Annual Report on Form 10-K for the year ended March 31, 2011, filed by the Company with the Commission on February 14, 2012 (the “2011 Annual Report”).

The numbering of the paragraphs below corresponds to the numbering of the Comments, which, for the Staff’s convenience, have been incorporated into this response letter.

Form 10-K for the Year Ended March 31, 2011
Item 1A. Risk Factors, page 4

1. Please add a risk factor in future filings disclosing that your auditor has expressed substantial doubt regarding your ability to continue as a going concern.

In future filings, we will add a risk factor disclosing that our auditor has expressed substantial doubt regarding our ability to continue as a going concern.

Item 7. Management’s Discussion and Analysis, page 10

2. Please revise the introductory paragraph in future filings by clarifying that forward looking statements made by penny stock issuers are excluded from the safe harbors in Section 27A of the Securities Act of 1933 and in Section 21E of the Securities Exchange Act of 1934.

In future filings, we will clarify that forward looking statements made by penny stock issuers are excluded from the safe harbors in Section 27A of the Securities Act of 1933 and in Section 21E of the Securities Exchange Act of 1934.

Audited Financial Statements
Consolidated Statements of Changes in Shareholders’ Deficit, page 20

3. We note from your statements of changes in shareholders’ deficit that you have recorded the reverse merger adjustment as an increase of 113,090,750 common shares. Please explain to us how you calculated or determined the common shares recorded in the reverse merger adjustment. As part of your response please tell us the amount of shares outstanding for both Writers’ Group Film Corp. and Front Row immediately prior to the transaction. In this regard, it appears that as of December 31, 2010, Writers’ Group Film Corp. had 130,750 shares outstanding (after the January 25, 2011 1:1000 reverse stock split). We would expect that the total amount of common shares outstanding after the reverse merger would be equal to the shares issued in the transaction (100,000,000) plus the shares outstanding on the books of Writers’ Group Film Corp. immediately prior to the transaction. Please advise or revise. Also, please tell us how you calculated or determined the amount of the adjustment to APIC. Please note that historical stockholders' equity of the accounting acquirer (Front Row) prior to the merger should be retroactively restated for the equivalent number of shares received in the merger after giving effect to any difference in par value of Writers’ Group Film Corp. and Front Row’s stock with an offset to paid-in capital. Retained earnings (deficiency) of Front Row should be carried forward after the acquisition. Please advise or revise accordingly.

As of December 31, 2010, Writers’ Group Film Corp. had 130,750 shares outstanding (after the January 25, 2011 1:1000 reverse stock split). During the period from February 2, 2011 to February 24, 2011, 112,960,000 shares were issued due to various convertible note conversions. Therefore, immediately prior to the share exchange transaction at February 25, 2011, Writers’ Group Film Corp has 113,090,750 shares outstanding. During the share exchange, Writers’ Group Film Corp. issued 100,000,000 shares to Front Row. Therefore, at the close of the share exchange transaction on February 25, 2011, total 213,090,750 shares outstanding.

As for additional paid in capital (“APIC”), Front Row Networks was formed in July 2010, there are no beginning balance APIC or accumulated earnings / deficit amounts.  There were also no APIC amounts for Front Row Networks prior to February 25, 2011 other than the debit $1,000 that offsets the par value of the 100,000,000 shares issued during the merger.

WRIT’s shareholders’ equity was a debit of $25,184 immediately prior to the merger, including $1,131 common stock and debit $26,315 of APIC.  The APIC adjustment of $26,315 is to offset WRIT’s APIC at the time of the merger.

We will file an amended annual report on Form 10-K/A for the year ended March 31, 2011 to reflect these transactions correctly.

Item 13. Certain Relationships and Related Transactions, page 35

4. Please confirm that you will file the agreement with Michael Sullivan, the June 30, 2011 receivable from John Diaz, the loan agreement with Nancy Louise Jones, and the January 11, 2011 and March 2011 loan agreements with 3D Conversion Rights LLC as exhibits to your next annual report.

We will file the aforementioned agreements as exhibits to our annual report on Form 10-K for the year ended March 31, 2012.

Item 15. Exhibits and Financial Statement Schedules, page 36

5. Please confirm you will file all exhibits required to be filed by Item 601(b) of Regulation S-K in your next annual report. To the extent you incorporate exhibits by reference to previously filed reports, revise your exhibit index to identify the exhibit and note the report you incorporate by reference.

We will file all exhibits required to be filed by Item 601(b) of Regulation S-K in our annual report on Form 10-K for the year ended March 31, 2012.

Signatures, page 37

6. Please revise in future filings by including the signature of your principal accounting officer or controller in the second signature block. To the extent a person signs the report in more than one capacity, each capacity in which the person serves should be identified. Refer to General Instruction D.(2)(a)-(b) to Form 10-K.

In future filings, we will include the signature of our principle accounting officers or controller in the second signature block in our future filings.

* * * * *

The Company further acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at (310) 461-3737 if you have any questions or would like any additional information regarding these matters.

Sincerely,
/s/ Eric Mitchell

Eric Mitchell
Chief Financial Officer